July 26, 2010

BY EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Mark P. Shuman, Legal Branch Chief
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	KEYW Holding Corporation
Registration Statement on Form S-1
Filed June 17, 2010
File No. 333-167608

Dear Mr. Shuman:

On behalf of The KEYW Holding Corporation (“Company”), this letter is in response to the  comments of the staff ( the “Staff”) of the Securities and Exchange Commission, dated July 14, 2010 to Leonard E. Moodispaw, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

In response to your letter, set forth below are the Staff’s comments in italics followed by the Company’s responses to the Staff’s comments. Where indicated below, the Company has included changes to the disclosure in Amendment No. 1 to the Registration Statement, which the Company is filing contemporaneously with this response letter.

We have sent to your attention for delivery on July 26, 2010, courtesy copies of this letter and Amendment No. 1 to the Registration Statement (excluding exhibits) blacklined to show changes against the Registration Statement. We have also included in that package the various supplemental materials that we refer to in this response letter as having been submitted to the Staff supplementally.  Pursuant to Rule 101(c)(2) of Regulation S-T and Rule 418(b) of Regulation C, we have submitted these supplemental materials and the correspondence relating thereto to the Staff in paper format only and have not filed these materials in an electronic format with the Staff, and we are requesting that the Staff return to the Company’s attention these materials and correspondence related thereto upon the conclusion of the Staff’s review of the Registration Statement.

United States Securities and Exchange Commission
July 26, 2010

General

1.
Please refer to the requirements of the facing sheet of Form S-1. Your amendment should include the specified language relating to the identification of filer type and you should indicate whether you are a large accelerated filer, accelerated filer, non-accelerated filer or smaller reporting company

The Company has revised the facing page of the Registration Statement on page to indicate that it is a non-accelerated filer.

2.	Your fee table states that the amount of the registration fee is calculated based on 457(a), but it in fact it appears to be based on 457(o). Please advise or revise.

The Company calculated the registration fee based on Rule 457(o) and has revised the footnotes to the fee table to reflect calculation of the filing fee in accordance with Rule 457(o).

3.
We note that a substantial portion of the offering proceeds will be used to repay a loan to Bank of America, NA., and that a substantial portion of the proceeds will be used for re-loans received from affiliates of KEYW. Please revise your offering summary to disclose, in quantitative terms, the dollar amounts to be paid to each of the Bank of America and KEYW affiliates.

The Company has revised the Registration Statement on page 6 in response to the Staff’s comment.

4.
We will process your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues in areas not previously commented upon.

The Company acknowledges the Staff’s comment and will allow sufficient time for the Staff’s review of the disclosure relating to the price range in advance of requesting effectiveness of the Registration Statement.

5.
It appears that Mr. Moodispaw may be a promoter within the definition of paragraph (c) of Item 404 of Regulation S-K. Please tell us how you considered the disclosure requirements of this Item or revise your disclosure as required by Form S-1.

The Company has considered the disclosure requirements of paragraph (c) of Item 404 of Regulation S-K and the definition of “promoter” pursuant to Rule 405 of the Securities Act of 1933 and has revised Mr. Moodispaw’s biographical information on page 75 of the Registration Statement to expressly refer to Mr. Moodispaw as the founder of the Company, as permitted by paragraph (2) of the definition of “promoter” under Rule 405. In addition, the Company has revised the disclosure under the section titled “Certain Relationships and Related Party Transactions” to add a subsection titled “Founder’s Equity.”

United States Securities and Exchange Commission
July 26, 2010

Inside Front Cover Page

6.
Please concisely tell us how you concluded it is appropriate to include in your prospectus each of the several government agency logos and consider what additional information should be provided to investors to inform them of the basis and purpose for the inclusion of said logos. Please see the guidance on the use of graphics in our Securities Act Forms Compliance and Disclosure Interpretation Question and Answer 101.02, available on our website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

In response to the Staff’s comment, the Registration Statement has been revised to eliminate the use of specific government agency logos.

Summary

Our Business, page 1

7.
Please provide us with support for the statements attributable to INPUT and Market Research Media. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in your Form S-1. Also, tell us whether you commissioned any referenced sources and whether those reports were prepared for you or in connection with the offering.

The Company has provided the requested source material as supplemental materials relating to the Registration Statement, and has marked each source to highlight the applicable portions containing this information. These references are publicly available as open source material on the internet at www.input.com and www.marketresearchmedia.com.  The Company did not commission any reference sources or reports in connection with this offering.

8.
It appears that you have concluded that you are not substantially dependent upon your agreements with the NSA, the U.S. Air Force Intelligence, and an unnamed “..other major intelligence agency.” We note your disclosure that no contract accounted for more than 10% of your 2009 pro forma revenues. Please tell us the nature of the rights and obligations of the parties under the agreements in future periods and provide us with your assessment of how those commitments, if any, were considered in assessing your dependence on the agreements. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

United States Securities and Exchange Commission
July 26, 2010

The Company has provided a general description of the types of contracts under which it generates revenue on page 67 under the heading “Contract Types.”  As discussed in this section, the Company’s agreements with the NSA, U.S. Air Force Intelligence, and other customers may be structured as a time-and-materials contract, fixed-price-level-of-effort contract, firm-fixed-price contract or cost reimbursement contract. None of these contract types provide for a long-term commitment to the Company, with the majority of the Company’s contracts structured with an initial contract period of one year and a further five year option term with one-year option periods. Further, due to the nature of these contracts the Company does not bear significant financial obligations relating to this work, such as long-term research and development costs.  As such, the Company does not consider any individual contract to have a material impact on its business or consider its business to be substantially dependent on any one contract.  The Company acknowledges that, while its business is not substantially dependent on any one contract, it does rely on sales to the U.S. Government and certain key government agencies.  This dependence on the U.S. Government key customers and certain risks relating thereto is discussed by the Company in its risk factors on page 14.  However, as no one contract represents a material portion of the Company’s revenue and the Company’s business is not substantially dependent on any one contract, the Company concluded that disclosure regarding any specific contract is not necessary nor are any individual contracts required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Summary Consolidated Financial Data, page 8

9.
The font size of the numbers in your table makes it difficult to read. Please tell us how you determined the Summary Consolidated Financial Data table on page 8 satisfies the clear, concise and understandable requirements of Rule 421(b).

In response to Staff’s comments, the Company has revised the Summary Consolidated Financial Data table on pages 9 and 10 of the Registration Statement to improve the readability of the table.

“Our credit facility contains financial and operating covenants . . . ,” page 21

10.
You indicate that your credit facility contains financial and operating covenants that require you to maintain or satisfy specified financial ratios, including debt to EBITDA ratios. Tell us how you considered disclosing the amount or limit required for compliance with these covenants. Please see Question 102.9 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures updated on January 15, 2010.

The Company has evaluated the disclosures surrounding the debt covenants and the specific financial ratios as required by the debt agreement. The Company believes that disclosing the actual ratios involved with the debt in the text of the document would not facilitate an investor’s understanding of our debt position. The Company’s exhibit 10.20 includes the full debt agreement and related financial ratios that apply to the debt. The exhibit also includes the specific items that are included in the adjusted EBITDA calculation. The Company did not feel that these items were pertinent to discuss in the risk factors section of the S-1.

United States Securities and Exchange Commission
July 26, 2010

In response to the Staff’s comment, the Company added the word “Adjusted” before EBITDA in the S-1 to clarify that the EBITDA calculation contains items that are required for the debt calculation but not in the standard EBITDA definition.  In addition, the Company has expanded the discussion of this disclosure on page 23 of the Registration Statement.

Use of proceeds, page 30

11.
Please disclose the interest rate and maturity date for each class of debt that is to be repaid with the offering proceeds. See Instruction 4 to Item 504 of Regulation S-K. Also identify the related parties and the aggregate portion of the offering proceeds that will be paid to them.

The Company has revised the disclosure on page 32 of the Registration Statement in response to the Staff’s comment.

Selected Consolidated Financial and Other Data, page 35

12.	Revise to disclose total assets in your selected consolidated financial data pursuant to instruction 2 of Item 301 of Regulation S-K.

The Company believes it has included disclosure of total assets in its selected consolidated financial data pursuant to instruction 2 of Item 301 of Regulation S-K.

13.
Revise to disclose pro forma earnings per share as adjusted giving effect to the number of shares issued in this offering whose proceeds will be used to extinguish your term loan, asset backed credit facility, and subordinated unsecured debt. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

The Company has added a table on page 38 of the Registration Statement to include the foregoing pro forma earning per share disclosure in response to the Staff’s comment.

United States Securities and Exchange Commission
July 26, 2010

Unaudited Pro Forma Financial Information, page 37

14.
We note that you provide pro forma statements of operations for the three months ended March 31, 2010 and 2009 on page F-16, which satisfy the disclosure requirements of ASC 805-10-50-2-h. However, please revise to provide a pro forma statement of operations for the quarter ended March 31, 2010 to give effect to acquisitions completed in fiscal 2010 pursuant to Rule 11-02(c)(2)(i) of Regulation S-X.

In response to the Staff’s comment, the Company has added a table on page 45 of the Registration Statement to show the pro forma statement of operations for the quarter ended March 31, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates and Assumptions, page 45

15.
We note that you engaged an external valuation firm in November 2009 to assist management in assessing if goodwill was impaired, to assess the value of intangible assets acquired in your business combinations, and to assess the value of your stock in December 2009. When you refer to a third-party valuation specialist, you should revise to (1) disclose the name the specialist and include the expert’s consent following Securities Act Rule 436(b) of Regulation C or (2) remove the reference to the use of the specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Exchange Act Form 8-K at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm  for guidance.

The Company has revised the disclosure on pages 49 and 50 of the Registration Statement in response to the Staff’s comment to clarify that the assessment of whether goodwill was impaired, the value of intangible assets and the value of the Company’s stock were developed by the Company with the assistance of a third-party valuation specialist, and that such assessments are attributable to the Company’s management’s determination of these values.

Stock Valuation, page 47

16.
When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

The Company respectfully advises the Staff that the Company has not yet determined a proposed IPO price.

United States Securities and Exchange Commission
July 26, 2010

Introductory discussions with the prospective underwriting team regarding the capital markets generally, the IPO market and the possibility of, and potential for, an IPO by the Company began during January 2010. Since those discussions, the Company and the underwriters have periodically held discussions regarding the capital markets in general and the IPO market. These discussions have included broad, informal and preliminary exchanges of information around estimated valuations. In light of the Company’s recent acquisitions, continuing growth and rapidly changing market conditions, the Company does not believe the information exchanged during these discussions to be a meaningful representation of the underwriters’ expectations for a price range. The IPO price will ultimately be established based on discussions between the Company and the underwriters and will be influenced by numerous variables, including Company’s results of operations prior to final pricing of the IPO, changes in market conditions between now and the anticipated pricing of the IPO and any significant developments in the Company’s business during that time. The Company undertakes to advise the Staff of a bona fide price range for the IPO when circumstances allow one to be established.

17.
Additionally, please revise to disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last option grant or equity issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any.

As described in response #16 above, the Company has not yet determined an estimated IPO price. The Company’s most recent equity issuance was on July 22, 2010 and consisted of an option grant for 25,000 shares of the Company’s common stock at an exercise price of $10.00, which was equal to the fair market value of the Company’s common stock on such date. The Company considers the following items to be significant factors contributing to the difference between any estimated IPO price, once established, and the fair market value of the Company’s last option grant: (1) the lack of certainty of the timing and completion of the Company’s initial public offering, (2) the lack of liquidity of the shares underlying the Company’s option grants pre-IPO, and (3) and limited ability of stockholders to exercise voting control over the Company prior to the initial public offering. In particular, the terms of the Company’s option grants restrict grantees from selling the underlying shares of common stock prior to the Company’s initial public offering without first complying with a predetermined procedure that provides certain stockholders the right of first refusal to purchase any shares offered for sale by the grantee and may delay the sale of any securities by several months. Moreover, pursuant to the terms of the Company’s Amended and Restated Stockholders’ Agreement, certain large shareholders have the right to veto any corporate transaction without regard for the votes of other existing shareholders.

Additionally, since the foregoing option grant, the revenue run rate of the Company, excluding the Company’s 2010 acquisitions, has increased by approximately 10% from the first quarter 2010 run rate.  Income from operations, excluding any intangible amortization, had increase approximately 40% from the first quarter of 2010 to the second quarter of 2010 excluding the impact of the 2010 acquisitions.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 50 to add disclosure describing the foregoing factors contributing to such difference between the fair market value of the Company’s most recent equity issuance and the estimated IPO price.

United States Securities and Exchange Commission
July 26, 2010

18.
Revised to disclose whether the December 2009 valuation analysis was a contemporaneous or retrospective valuation and whether it was performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”). Additionally, tell us if you performed any other analyses, aside from the December 2009 analysis, to verify that the negotiated prices for issuing stock in your business combinations were representative of fair value. In your response, tell us the significant factors considered, assumptions made, and methodologies used in determining the fair value of common stock issued in connection with your business combinations. We may have further comments.

The Company has revised this disclosure on page 50 of the Registration Statement, in response to the Staff’s comment.  In particular, the Company has revised the disclosure to indicate that the valuation analysis was a contemporaneous valuation and that the Company engaged an unrelated valuation specialist in connection with these valuations.

The fair value of the common stock that was used as of December 2009 was based on a series of equity transactions of the Company’s stock. In accordance with the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” and ASC 820 (formerly SFAS 157), the transactions provide Level 1 evidence to support the fair value of the common stock. The prior transactions are considered to be arm’s length transactions with unrelated parties. The parties were sophisticated investors who had access to our business records and who performed varying degrees of due diligence. Further, the equity transactions are a) the same equity securities as those for which the fair value determination is being made, and b) they are recent transactions between willing parties.

In all of our acquisitions prior to 2010, the Company had an equity issuance that closely preceded the acquisition that provided the Company with a value at which to being negotiations related to the shares of stock and number of shares to be issued in a given acquisition. In the case of the Embedded acquisition, there were shares purchased by employees of Embedded for the price at which the Company valued the deal and at the same price as our prior equity raise. This was the same value that the shares were valued at in the December 2009 valuation report. The Company brought in new investors with each round of financing, including a third-party venture capital fund in the May 2009 equity round that bought in at the $5.50 per share price.

19.	Please provide us with the following information in chronological order for stock options granted during fiscal 2009 and 2010:
•           the nature and type of stock option or other equity related transaction;
•           the date of grant/issuance;
•           description/name of option or equity holder;
•           the reason for the grant or equity related issuance;
•           the number of options or equity instruments granted or issued;
•           the exercise price or conversion price, and;

United States Securities and Exchange Commission
July 26, 2010

•           the fair value of underlying shares of common stock

The Company has provided the requested information as supplemental material to the Registration Statement.

20.
Continue to provide us with updates to the requested information for all equity sheet date included in the filing. The number of options granted may be aggregated by month or quarter and the information presented as weighted-average per share amounts.

The Company will provide the Staff with the requested updates, as changes occur.

21.	Revise to quantify the assumptions discussed on page 48 used in valuing stock options pursuant to ASC 718-10-50-2-f.

In response to the Staff’s comment, the disclosures related to valuing stock option issuances have been added to include the ranges of values used as appropriate.  These revisions are found on page 51 of the Registration Statement.

Liquidity and Capital Resources, page 54

22.
Please expand the text regarding the three significant equity financing transactions you conducted during the past two years. Your discussion of cash flows from financing activities should provide an overview of the basic terms of each of those significant financing transactions.

The Company has revised the Registration Statement on page 59 to include the requested information, in response to the Staff’s comment.

Contractual Obligations and Commitments, page 55

23.
Revise the periods presented in your contractual obligations and commitments table to be consistent with those required by Item 303(A)(5)(i) of Regulation S-K. In addition, this table should also include your long-term debt obligations (i.e., the subordinated debt from your IIT acquisition). You should also present related interest payments in the table or in footnote disclosure to the table.

The Company has revised the period presentation in the contractual obligations and commitments table in the Registration Statement on page 60 to be consistent with the presentation requirements of Regulation S-K.  The Company respectfully notes that its long-term debt obligations were not incurred until 2010 and therefore the Company has not included them in the contractual obligations and commitments table for the year ended December 31, 2009.

United States Securities and Exchange Commission
July 26, 2010

Business, page 57

General

24.	Your Business section should include an estimate of the amount spent during each of the last three fiscal years on research and development activities. Refer to Item 101(c)(1)(xi) of Regulation S-K.

The Company spends relatively modest amounts on research and development activities.  The total spent during 2009 and 2008 was $585,000 and $155,000, respectively.  There were no research and development expenses incurred by our predecessor.  The Company has revised the Registration Statement on page 65 to include this information, in response to the Staff’s comment.

Customers, page 63

25.
Please clarify the extent to which the customer list includes current and former customers. In this regard, we note your statement that “[o]ur customers include many of the 16 federal agencies listed below that comprise the Intelligence Community.”

The Company currently has contracts with the National Security Agency (NSA), Air Force Intelligence and Reconnaissance Agency, and additional elements of the Intelligence Community (IC), which together comprise over 90% of the Company’s 2009 pro forma revenue. Our IC customer contracts and agreements restrict the information that the Company can provide in public documents regarding programs, and in some cases contracts, with some elements of the IC. However, the Company can provide the full list of IC elements as opposed to specific references to programs or agencies, without violating the Company’s contracts and agreements with its IC customers.

Management

Compensation Committee Interlocks and Insider Participation, page 78

26.
It appears that KEYW and Messrs. Griffin and Hannon, or their affiliates, engaged in transactions within the ambit of paragraph (a) of Item 404 of Regulation S-K. As such, the information responsive to Item 404 should be presented under the Interlocks heading. See paragraph (e)(4) of Item 407 of Regulation S-K. To avoid repetitive disclosure, you should eliminate the descriptions of the applicable transactions from the Certain Relationships and Related Party Transactions section of the prospectus, and instead cross-reference the reader to the Compensation Committee Interlocks subheading of the filing.

The Company has revised the Registration Statement on pages 82 and 106 in response to the Staff’s comment.

United States Securities and Exchange Commission
July 26, 2010

27.	Please revise your filing to disclose the nature of Mr. Griffin's interest in the lease transaction. Refer to Item 404(a)(4) of Regulation S-K.

The Company has revised the Registration Statement on page 82 in response to the Staff’s comment.

Executive Compensation

Compensation Discussion and Analysis

Components of Executive Compensation, page 82

28.
We note your use of peer group comparison and industry surveys. Please clarify whether you use specific peer group compensation percentiles in making compensation decisions. If so, please clarify what consideration you gave to disclosing the actual percentiles for fiscal 2009 compensation. Disclosure in this regard should include a discussion of where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters.

As the compensation consultant was not engaged until the third quarter of 2009, at which time the peer group was developed jointly with executive management, the Company did not use peer group comparisons or industry surveys to make compensation decisions for fiscal 2009 compensation.

Annual Incentives, page 83

29.
We note that the compensation committee set company-wide financial performance targets based on the achievement of a combination of specified target revenue and specified target EBITDA. Please tell us why you have not provided quantitative disclosure of the terms of the performance targets utilized in determining incentive compensation for your executive officers. If you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide an analysis supporting your conclusion.

United States Securities and Exchange Commission
July 26, 2010

The Company's annual incentive plan became effective in January 2010 with respect to fiscal years completed after the adoption of the plan. Accordingly, the Company did not use any financial performance targets in determining 2009 compensation. In addition to describing the Company's compensation policies for 2009, the Company has provided a discussion of its prospective compensation policies, including disclosure regarding its annual incentive plan, for 2010 because it believes this disclosure is useful to investors as it presents a view of the Company’s intended compensation practices for 2010. While the Company is sensitive to the Staff's comment regarding the quantitative disclosure of the terms of the Company's performance targets, the Company believes that such disclosure is only relevant to investors in facilitating an understanding and comparison of historical financial performance targets used to determine executive compensation against the Company's historical results of operations during the same time period. The Company-wide financial performance targets established for 2010 and discussed in the Registration Statement are prospective in nature and were developed to provide internal incentive goals for Company personnel during the current fiscal year. As such, the disclosure of such prospective performance targets in the Registration Statement would not provide investors with information from which to compare the Company’s internal performance goals for 2010 with the Company’s actual results of operations for 2010, as such 2010 historical financial results are not yet available.

Employment Agreements, page 91

30.
Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, in the compensation discussion and analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

The employment agreements in place for 2009 were not based on any competitive analysis, but represented what the Company and the Board believed to be reasonable protections given the Company’s status as a start-up.  In 2010, we completed a competitive analysis of severance and change-in-control protections and have implemented revisions to our employment agreements, as we deemed appropriate.

Severance and change-in-control protections provided for the employment agreements were not considered when making decisions on the compensation elements. However, we believe that these benefits provide our executives the best opportunity to focus on the long-term growth of the company because they allow them to focus on their primary duties and responsibilities as senior executives of the company. Further, the Company and the Board believe that these protections ensure objectivity in the event a potential change-in-control.

United States Securities and Exchange Commission
July 26, 2010

Recent Sales of Unregistered Securities, page II-1

31.
The extent to which you relied upon Regulation D is unclear. Please disclose the rule in Regulation D relied upon. Indicating that the offerings were exempt pursuant to “Section 4(2) thereof, Regulation D thereunder or Rule 701” is not responsive to Item 701 of Regulation S-K. If more than one exemption was relied upon, this should be disclosed. In addition, please tell us what information about the company was provided to your investors and, for each transaction, state briefly the facts relied upon to make the exemption available, such as whether the purchasers were accredited or sophisticated.

The Company has revised the Registration Statement on pages II-2 and II-3 in response to the Staff’s comment.  The Company provided information to investors including but not limited to financial statements, business operations, revenue projections, and data regarding customer contracts.  Investors also had access to the Company’s management team.

32.
It appears that you should file as exhibits (i) the agreements pursuant to which you conducted the private placement in May 2009 with related parties, (ii) the amended and restated stockholders’ agreements, (iii) the agreement pursuant to which you restructured KEYW and (iv) your current articles of incorporation and bylaws. Refer to Item 601(b)(2) and (3), 601(b)(10)(ii)(A) and Item 404(a) and (b) of Regulation S-K.

The Company is filing the following as exhibits to the Registration Statement in response to each of the items noted in the Staff’s comments:

(i)          Agreements pursuant to which you conducted the private placement in May 2009 with related parties:

•	Form of Subscription Agreement

(ii)         Amended and Restated Stockholders’ Agreements

•	Amended and Restated Stockholders’ Agreement, dated May 29, 2009.

(iii)        Agreement pursuant to which KEYW restructured

•	Articles of Merger of The KEYW Merger Subsidiary, Inc. with and into The KEYW Corporation, as filed on December 29, 2009, and Certificate of Correction thereto.

(iv)        Current Articles of Incorporation and Bylaws

•	Articles of Incorporation of the Company, as filed on December 29, 2009.
•	Bylaws of the Company

United States Securities and Exchange Commission
July 26, 2010

Principal and Selling Stockholders

Beneficial Ownership of Our Capital Stock, page 103

33.
Please revise your filing to name the natural persons who exercise sole or shared voting or dispositive powers with respect to shares held of record by each holder of more than five percent of your outstanding common stock. In addition, once you determine the selling stockholders that will be participating in your planned offering, for the selling stockholders that are legal entities you must identify in the registration statement the natural person or persons who exercise sole or shared voting or dispositive powers over the securities offered for resale by those stockholders that hold in excess of one percent.

The Registration Statement has been revised on page 109 to show the name of the natural persons who exercise sole or shared dispositive powers for holders of more than five percent of the Company’s outstanding common stock.  The Company will revise the Registration Statement if there are any additional selling stockholders to name the natural person or persons who exercise sole or shared voting or dispositive powers over the securities offered for resale.  The Registration Statement, as filed, includes this information for known selling stockholders at this time.

Underwriting

Overallotment Option, page 114

34.
Please revise your filing to clarify the source of the shares available for the overallotment. In this regard, we note that on page 104 you suggest the overallotment shares will be issued by KEYW, but at page 114 suggest that at least part of the overallotment will be filled by selling stockholders.

Primary shares from the Company will be used for the overallotment.  The Registration Statement has been revised on page 119 to reflect that the overallotment will not be filled by selling stockholders.

35.	Please clarify whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

None of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

Consolidated Financial Statements, page F-1

The KEYW Holding Corporation and Subsidiaries, page F-4

Consolidated Statements of Operations, page F-5

United States Securities and Exchange Commission
July 26, 2010

36.
Given that your intangible assets relate primarily to acquired contracts and were valued based on backlog and historical renewal rates, tell us why you believe amortization expense should be classified within operating expenses versus cost of revenue.

The amortization expense related to the Company’s acquisitions is separately stated on the face of the Company’s income statements and not within either operating expenses or cost of revenue to allow an investor to better interpret our financial results.  The Company has not included amortization expense in the cost of revenue as it believes that presenting amortization expense as a separate item permits investors to evaluate the Company’s operating performance as it truly is without the impact of intangible amortization reducing that performance.  The Company believes that including amortization expense in cost of revenue would limit the ability of investors to compare the Company’s gross margin with competitors who may have a significantly different amount of amortization expense as a percentage of sales or no amortization expense at all.  The Company specifically did not include the amortization as a component of operating expenses for the same reason.  The Company wanted to show the actual cost of operating our business.  By separately identifying the intangible amortization cost the Company is allowing investors to evaluate the impact of those costs and each potential investor can attribute those costs either to cost of revenue or to operating expense as they deem reasonable.

Note 1. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

37.
On page 40, you indicate that your platforms include products that you manufacture, as well as hardware and software that you integrate using the engineering services of your workforce. Furthermore, on page 61, you indicate that you provide annual maintenance and support contracts with sales of your hardware products. Please tell us and disclose, if material, if and how you account for any of your arrangements as software arrangements and/or construction/production-type contracts. If so, tell us how much revenue you recognized for such arrangements during all periods presented. Additionally, please confirm if the integrated software is internally developed or is third-party software. We may have further comments.

See response to Comment 38 below.

38.
Revise your disclosures to indicate how you meet the criteria to separate product and service revenue for your multiple element arrangements. At a minimum, your disclosures should address how you determine the fair value of the undelivered items. In your response, please tell us how you determined the delivered item(s) (i.e., product) has value to your customers on a stand-alone basis.

United States Securities and Exchange Commission
July 26, 2010

The product revenue generated by the Company is predominantly limited production run fixed-price units that incorporate both hardware components and the related internally developed software required to operate which is embedded in the units. An unclassified example of a similar type of product would be a hand held calculator. Our units are delivered fully operational and will not be operable without either the hardware or incorporated software. The entire product is delivered at one-time in full operational mode. Neither the hardware nor software would be operational independent of the other component.

Based on the nature of the delivered units, the Company does not have multiple element arrangements with respect to its products.  There are no undelivered elements once the product is shipped thus no requirement to determine the fair value of undelivered items or service requirements once the product is shipped.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 65, to change “annual maintenance revenue and support contract” to “one-year warranty”, to more accurately reflect what is provided to the customer.

39.
You disclose on page 43 that TAG had a substantial number of prime contracts that generate subcontractor-based revenue and on page 61 you indicate subcontracts accounted for approximately 79% of revenue in fiscal 2009. Please provide us with your analysis pursuant to ASC 605-45-45 supporting how you concluded reporting revenue on a gross basis for subcontractor arrangements was appropriate. In your response, please tell us the names of the prime contractors and if you considered disclosing this information in your registration statement.

The Company recognizes the majority of its revenue as a subcontractor performing the service for the end customer.  During 2009, 79% of our actual revenue was derived from this type of services.  As the Company is the one performing the services, revenue should be recognized by the Company at the time of performance.  The work performed as a subcontractor is with some of the largest U.S. defense contractors under prime contracts with U.S. government intelligence agencies.  The Company does believe that it would be inappropriate to disclose the name of the various prime contractors that it performs work for as some of those relationships could be harmed by that disclosure.

The acquisition of TAG included a significant number of prime contracts that utilize a combination of TAG employee labor and subcontract labor to fulfill the requirements of the contracts.  In reviewing the revenue treatment as prescribed by ASC 605-45-45, the Company believes that its current revenue treatment under the gross method is correct.   TAG is responsible for delivering on the performance requirements as stipulated in its contracts, bears the financial risk of executing the contracts, staffs the managerial positions responsible for the execution of the contracts with TAG employees, selects the subcontractors that will perform the work, and determines the final pricing included in the proposals submitted to the customers. Given that the work performed is services, there is no inventory risk and no product specifications that apply to the revenue.

United States Securities and Exchange Commission
July 26, 2010

Note 2. Acquisitions, page F-13

40.	You disclose on page F-16 that the purchase price allocations for the TAG and IIT acquisitions are preliminary. Revise to provide the applicable disclosures required by ASC 805-10-50-6.

The purchase price allocations for IIT and TAG are preliminary pending the finalized earn-out valuation for the TAG acquisition.

The Company has expanded its disclosure in the Registration Statement on page F-16 to include this information, in response to the Staff’s comment.

Consolidated Balance Sheets, page F-23

41.	Revise total assets for fiscal 2009 to be $67.1 million, as the current total ($44.6 million) does not appear to include total current assets.

The Company has revised the Registration Statement on page F-23 to reflect the total assets for both 2009 and 2008, in response to the Staff’s comment.

Integrated Computer Concepts, Incorporated and Subsidiary

Independent Auditors' Report, page F-47

42.
We believe that the audit report for your predecessor financial statements should refer to an audit being conducted in accordance with PCAOB standards versus US generally accepted auditing standards pursuant to PCAOB Auditing Standard No. 1. Please revise or tell us why you believe such revision is not considered necessary.

The audit opinion on the Predecessor’s Financial Statement has been modified to conform with the required PCAOB opinion.  This revision is found on page F-47 of the Registration Statement.

Recent Sales of Unregistered Securities, page II-1

43.
We note that in March 2010 and April 2010 you issued subordinated unsecured promissory notes. It appears these were unregistered sales of securities. If so, please tell us the exemption you relied upon and why you have not disclosed these sales in this section.

United States Securities and Exchange Commission
July 26, 2010

The Company has revised the disclosure on page II-3 to include the issuance of these subordinated unsecured promissory notes in response to the Staff’s comment.

Exhibits and Financial Statement Schedules, page II-3

44.	Please file all required exhibits as soon as possible for our review and possible further comment.

The Company acknowledges the importance of filing required exhibits as soon as possible for the Staff’s review.

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If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (410) 659-5071.

Sincerely,
/s/ A. Lynne Puckett
A. Lynne Puckett

cc:           Leonard E. Moodispaw